Exhibit 99.4

August 15, 2013

James T. Tierney

216 Bridle Path Lane

New Canaan, CT 06840

Dear James:

This letter is to confirm the details of our offer of employment by AllianceBernstein L.P. (AllianceBernstein). This offer is being made in connection with the contemplated acquisition (the “Acquisition”) by AllianceBernstein of your current employer, W.P. Stewart and Co., Ltd. (“WPS”) pursuant to an Agreement and Plan of Merger by and among AllianceBernstein, AllianceBernstein 2013 Merger Company, Inc. and WPS dated August 15, 2013 (the “Merger Agreement”), and is conditioned on the consummation of the Acquisition pursuant to the Merger Agreement.

You will be joining AllianceBernstein, or an AllianceBernstein subsidiary, as a Senior Vice President, Portfolio Manager, reporting to Sharon Fay starting upon the effectiveness of, and subject to, the closing of the Acquisition (the “Hire Date”).

This position carries a gross annual salary of $375,000, which equates to a bi-weekly salary of $14,423.07 less proper deductions.

You also will be eligible to participate in our year-end compensation program. This compensation is typically payable and awarded in December of each year. A portion of year-end compensation is awarded in current cash and a portion is awarded in the form of long term incentive compensation pursuant to the Incentive Compensation Award Program (“ICAP”). The amount of year-end compensation, if any, is determined based on several factors including, but not limited to, the Firm’s financial results as well as the contributions to the company made by your department and you during the calendar year.

For 2013, your total compensation will be determined and paid by WPS.

Assuming the Acquisition is consummated, for 2014, your total cash compensation, including your base salary and year-end cash bonus, shall not be less than $700,000, a portion of which may be paid by WPS depending on the closing date of the Acquisition.

In addition, you will receive a one-time special award of restricted limited partnership units (“Restricted Units”) in AllianceBernstein Holding L.P. (“Holding”) in an amount equal to $4,000,000 (the “Award Amount”). The number of Restricted Units you are awarded shall be determined by dividing the Award Amount by the average closing price on the New York Stock Exchange of a limited partnership unit in Holding for the period covering the four (4) days immediately preceding the Hire Date, the Hire Date and the five (5) trading days immediately following the Hire Date and rounded up to the nearest whole number. The restricted Units shall vest on the five year anniversary of the award (the “Vesting Date”) provided you are employed by AllianceBernstein on the Vesting Date. During the vesting period, AllianceBernstein shall pay to you the cash distributions, equivalent to quarterly distributions on Holding Units less proper deductions, payable with respect to the Restricted Units as and when quarterly distributions are paid to unitholders of Holding. In the event your employment is terminated by AllianceBernstein for any reason other than “Cause” (as defined in the Addendum annexed hereto) prior to the Vesting Date, you shall be paid a lump sum severance payment of $4,000,000 and, provided you execute and comply with a standard release in favor of AllianceBernstein (in a form to be provided by AllianceBernstein), your base salary for a period of 26 weeks following the date on which the termination of your employment occurs.

With respect to the Investment Team (defined as all existing investment staff including those based in Asia (2 portfolio managers, 9 analysts and any new hires), the total compensation pool for 2014 will have a floor of $8 million and the total compensation pool for 2015 will have a floor of $7 million and a ceiling of $11 million. For avoidance of doubt, the total compensation pool will include annual amortization of Restricted Units. Moreover, in the sole discretion of AllianceBernstein and subject to the floor / ceiling provisions for 2014 and 2015 described herein, the Investment Team’s compensation pool for 2014 – 2016 is intended to be thirty five percent (35%) of total revenue up to $25.0 million and fifteen percent (15%) of revenue over $25.0 million.

Except as specifically set forth herein, all compensation is contingent upon your continued employment, which is at will, and subject to appropriate withholdings.

As a condition of receiving this offer, you agree that in the event of your resignation, you shall provide AllianceBernstein with ninety (90) days’ prior written notice of your intent to terminate your employment with AllianceBernstein. You shall continue to be eligible to receive your base salary, as well as available health and welfare benefits, so long as your employment with AllianceBernstein continues during the notice period; provided that AllianceBernstein may, in its sole discretion, require you to discontinue regular duties, including prohibiting you from further entry to any of AllianceBernstein’s premises.

You further acknowledge and agree that during your employment and in the event you voluntarily resign prior to the Vesting Date, you will not, directly or indirectly, until the Vesting Date: (i) recruit, solicit for employment or hire any AllianceBernstein employee or (ii) solicit any client of AllianceBernstein for purposes of providing investment management or advisory services, enter into any agreement or arrangement with any client of AllianceBernstein pursuant to which you would be providing any such services or encourage or seek to induce any client of AllianceBernstein to cease doing business, or reduce the extent of its business dealings, with AllianceBernstein. If AllianceBernstein terminates your employment for any reason prior to the Vesting Date, the non-solicitation restrictions set forth in this paragraph shall apply to you for a period of twelve (12) months from the date of your termination.

This offer is subject to our receiving satisfactory confirmation of your drug test results, academic, prior employment, and other references.

As an employee of AllianceBernstein, you will be eligible to participate in the Profit Sharing Plan for Employees of AllianceBernstein L.P. You will receive enrollment materials and your password for the Plan shortly after your start date. The enrollment materials will permit you to choose the amount of salary to defer and to allocate your deferrals among particular investments. If you do not affirmatively elect a 401(k) deferral percentage or opt out of automatic enrollment within 60 days, then you will be automatically enrolled at a 3% pre-tax contribution rate on both your non-bonus pay and bonus pay. If you have no investment allocations for future contributions on file, you will be defaulted into the appropriate AllianceBernstein Retirement Strategy based on the year you were born. Salary deferrals to the 401(k) are not retroactive to your date of hire. Plan details may be found on the AllianceBernstein Human Resources Intranet Site.

Enclosed is a “New Hire” kit. We would be grateful if you would please complete all forms and bring them with you on your start date along with appropriate identification, as outlined on the 1-9 Immigration Form. If you have any questions, you may contact Kevin Abraszek at 212-969-6468.

This offer letter confirms our entire understanding with respect to the subject hereof and supersedes any and all prior agreements and understandings whether written or oral. I would appreciate your signing and returning a copy of this letter to confirm your acceptance and understanding of our offer.

By signing this offer, you agree to keep the information contained in this document strictly confidential and to refrain from discussing this information with anyone else without the written authorization of the Global Head of Human Capital.

We look forward to you joining AllianceBernstein and hope that your future here brings new challenges and opportunities.

Sincerely,

Kevin Abraszek
Vice President
Senior Human Capital Business Partner

Signed:	/s/ James T. Tierney	Dated:	8/15/13

Addendum

“Cause” shall mean: (a) conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (i) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, or (ii) on a felony charge or (iii) on an equivalent charge to those in clauses (i) and (ii) in jurisdictions which do not use those designations; (b) engaging in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualifications as defined under the Exchange Act); (c) your intentional failure or refusal to perform material job duties associated with your job function or to follow reasonable requests of the Firm’s executive management but excluding your refusal to perform any action, or refusal to fail to take action, which would be unethical or illegal (provided, however, that you shall receive written notice of your failure to comply with this subparagraph (c) and have 30 days to cure your breach); (d) violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which AllianceBernstein or any of its affiliates is a member; (e) violation of any AllianceBernstein policy concerning hedging or confidential or proprietary information, or material violation of any other AllianceBernstein policy in effect from time to time; (f) engaging in any act or making any statement which impairs, impugns, denigrates, disparages or negatively reflects upon the name, reputation or business interests of AllianceBernstein or any of its affiliates; or (g) engaging in any conduct detrimental to AllianceBernstein or any of its affiliates, including engaging in any activity deemed to be competitive with AllianceBernstein or any affiliate.